UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Advanced Emissions Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00770C101
(CUSIP Number)

Jeremy Blank
c/o Community Fund
9800 Wilshire Blvd
Beverly Hills, CA 90212
(310) 430-7495
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 00770C101	SCHEDULE 13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS
Jeremy Blank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,248,757(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,248,757(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,248,757(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 24,642 restricted shares of Common Stock (as defined herein) held directly by the Reporting Person and 325,457 shares of Common Stock that the Reporting Person has the right to acquire upon exercise of Warrants (as defined in the Original Schedule 13D) held directly by CF Global (as defined in the Original Schedule 13D).
(2) Based on the sum of (i) 32,748,978 shares of Common Stock outstanding as of July 20, 2023, as provided by the Issuer, plus (ii) 24,642 restricted shares of Common Stock held directly by the Reporting Person, and (iii) 325,457 shares of Common Stock issuable upon exercise of Warrants held directly by CF Global, each of (ii) and (iii) which have been added to the shares of Common Stock outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No: 00770C101	SCHEDULE 13D	Page 3 of 4 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is filed to amend and supplement the Schedule 13D filed with the Commission on March 20, 2023 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (“Common Stock”), of Advanced Emissions Solutions, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8051 E. Maplewood Avenue, Suite 210, Greenwood Village, Colorado 80111. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. All capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed thereto in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On July 1, 2023, the Reporting Person was paid 50% of his $147,850 annual retainer for his service as a director on the Issuer’s Board in cash, and the other 50% in the form of 24,642 restricted shares of Common Stock, which vest in four substantially equal quarterly installments starting from August 31, 2023.

On July 20, 2023, after the Conversion Approval was obtained, each share of Preferred Stock was converted into a share of Common Stock. As a result, an aggregate 5,362,926 shares of Common Stock were issued upon conversion of an aggregate 5,362,926 shares of Preferred Stock outstanding. In connection therewith, YGF received 747,196 shares of Common Stock in exchange for 747,196 shares of Preferred Stock held directly by YGF, which amount includes 9,539 shares of Preferred Stock received on April 21, 2023, as dividends paid in-kind for the first quarter of 2023, and Community SPV received 23,466 shares of Common Stock in exchange for 23,466 shares of Preferred Stock held directly by Community SPV, which amount includes 300 shares of Preferred Stock received on April 21, 2023, as dividends paid in-kind for the first quarter of 2023.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a, b) As of the date hereof, the Reporting Person may be deemed to beneficially own, in the aggregate, 2,248,757 shares of Common Stock, which represents approximately 6.8% of the shares of Common Stock outstanding. This amount includes: (i) 24,642 restricted shares of Common Stock held directly by the Reporting Person; (ii) 1,855,388 shares of Common Stock held directly by YGF; (iii) 43,270 shares of Common Stock held directly by Community SPV; and (iv) 325,457 shares of Common Stock issuable upon exercise of Warrants held directly by CF Global.

The foregoing beneficial ownership percentage is based on the sum of (i) 32,748,978 shares of Common Stock outstanding as of July 20, 2023, as provided by the Issuer, plus (ii) 24,642 restricted shares of Common Stock held directly by the Reporting Person, and (iii) 325,457 shares of Common Stock issuable upon exercise of Warrants held directly by CF Global, each of (ii) and (iii) which have been added to the shares of Common Stock outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

(c) The information set forth in the response to Item 3 of this Amendment No. 1 is incorporated by reference herein. Except as set forth in this Amendment No. 1, no transactions in the shares of Common Stock have been effected by the Reporting Person within the past 60 days.

CUSIP No: 00770C101	SCHEDULE 13D	Page 4 of 4 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2023

JEREMY BLANK

/s/ Jeremy Blank

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).